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12013488

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 29 2012
WASH., DC
196

SEC FILE NUMBER
8-68677

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Headlands Global Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

155 North Wacker Drive, Suite 1980
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Neil Fitzpatrick (312)601-8643
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
((Name – *if individual, state last, first, middle name*))

155 North Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Neil Fitzpatrick, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Headlands Global Markets, LLC, as of December 31, 2011, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer
Title

Notary Public

OFFICIAL SEAL
AMANDA J BLACKWOOD
Notary Public - State of Illinois
My Commission Expires Jun 30, 2015

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital Pursuant to Rule 15c3-1.
- ☐ (h) Statement Regarding Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Statement Regarding the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report (separately bound as per Rule 17a-5(e)(4)).
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Headlands Global Markets, LLC
December 31, 2011
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

A copy of the report of independent registered public accounting firm on internal control is currently available for inspection at the principal office of the Securities and Exchange Commission in Washington, D.C. and the Chicago, Illinois regional office of the Securities and Exchange Commission, the region in which Headlands Global Markets, LLC has its principal place of business.

ERNST & YOUNG

Headlands Global Markets, LLC

Statement of Financial Condition

December 31, 2011

Contents

Report of Independent Registered Public Accounting Firm

The Member
Headlands Global Markets, LLC

We have audited the accompanying statement of financial condition of Headlands Global Markets, LLC (the Company) as of December 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Headlands Global Markets, LLC at December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Chicago, Illinois
February 28, 2012

Headlands Global Markets, LLC

Statement of Financial Condition

December 31, 2011

Assets		
Cash	$	167,847
Other assets		5,565
Total assets	$	173,412
Liabilities and member's capital		
Liabilities:		
Payable to Parent	$	899
Accrued expenses		28,500
Total liabilities		29,399
Member's capital		144,013
Total liabilities and member's capital	$	173,412

See accompanying notes.

Headlands Global Markets, LLC

Notes to Statement of Financial Condition

December 31, 2011

1. Organization and Nature of Operations

Headlands Global Markets, LLC (the Company) is a wholly owned subsidiary of Headlands Holdings, LLC (the Parent). The Company was formed in August 2010 in order to operate as a market maker in securities quoted and traded on the Nasdaq Stock Market and the over-the-counter market for NYSE, NYSE Amex Equities, and NYSE Arca listed securities. Effective February 22, 2011, the Company is a registered securities broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). As of December 31, 2011, the Company had not conducted any brokerage operations, and activity was limited to initial funding and a distribution to the Parent, as well as incurring certain administrative costs. The Parent will also fund the Company when it commences its brokerage operations in order to maintain sufficient capital.

2. Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

Cash

Cash includes amounts due from banks in both non-interest-bearing and interest-bearing accounts. At December 31, 2011, all cash is held at one major financial institution.

Income Taxes

The Company is a limited liability company and is treated as a disregarded entity pursuant to Treasury Regulation Section 301.7701-3 for federal income tax purposes. Generally, disregarded entities are subject to entity-level federal or state income taxation and, as such, the Company is not required to provide for income taxes under Accounting Standards Codification (ASC) Topic 740-10, *Income Taxes*. The Company's taxable income becomes taxable to the respective members of the Parent due to the treatment of the Parent as a non-taxable flow-through partnership entity for federal income tax purposes. Accordingly, no provision has been made for federal, state, or local income taxes of the Company.

2. Significant Accounting Policies (continued)

The Company has evaluated tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more likely than not to be sustained by the applicable tax authority. Based upon this analysis, there were no tax positions not deemed to meet a more-likely-than-not threshold. Further, the Company does not believe it is reasonably possible that any material tax positions will be recorded within the next 12 months.

3. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (SEC). The Company is required to maintain minimum net capital equal to the greater of 6 2/3% of aggregate indebtedness or $100,000, as defined. At December 31, 2011, the Company had a net capital deficiency of $10,130,495, and required a net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was negative as a result of this net capital deficiency.

The Company was a guarantor of certain debt of the Parent as of, and during the year ended December 31, 2011. Under the provisions of SEC Rule 15c3-1, this guarantee is included as a capital charge in the Company's computation of net capital as of December 31, 2011, which is included as a supplemental schedule to these financial statements. The inclusion of the guarantee in the net capital computation caused the net capital deficiency discussed above. The Company amended the related debt agreements on February 24, 2012 to remove the Company as guarantor of the Parent's debt. Had the amendments been in place as of December 31, 2011, the Company would have had excess net capital of $38,448.

Capital withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule and the rules of certain other regulatory bodies.

4. Related-Party Transactions

The Company receives administrative support from the Parent, including office, facilities, and personnel support. As the Company has not commenced its brokerage operations, the Parent has elected to not charge the Company for all such support under the Expense Agreement between the Company and the Parent. The Expense Agreement will be fully implemented when the Company commences its brokerage operations. The Parent pays certain of the Company's expenses, and the Company reimburses it in due course. At December 31, 2011, the Company owes the Parent $899 for reimbursable expenses.

5. Subsequent Events

Subsequent events have been evaluated through the date the statement of financial condition is available to be issued, February 28, 2012. The Company had no subsequent events to be disclosed for the year ended December 31, 2011.

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Member
Headlands Global Markets, LLC

In planning and performing our audit of the financial statements of Headlands Global Markets, LLC (the Company) as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company, including any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be significant deficiencies or material weaknesses and therefore, there can be no assurance that all deficiencies, significant deficiencies, or material weaknesses have been identified. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This deficiency was considered in determining the nature, timing and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended December 31, 2011, and this deficiency does not affect our report on the financial statements of the Company dated February 28, 2011.

The Company identified a guarantee made by the Company on the debt of the parent company, Headlands Holdings, LLC (the Parent). Under this guarantee, the Company is joint and severally liable for the outstanding debt upon an event of default by the Parent. As a result of considering the impact of the guarantee, the Company's computation of net capital pursuant to Rule 15c3-1 as of December 31, 2011 resulted in a net capital deficiency of $10,130,495. The Company subsequently amended the debt agreements, recomputed its net capital resulting in no deficiency, and has updated its procedures to ensure that the net capital impact of any future agreements is appropriately considered.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, except for the matter described in the preceding paragraph that we consider to be material inadequacy, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Chicago, Illinois
February 28, 2012

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